Exhibit 99.1

AuRico Gold Announces Details for Third Quarter Results

TORONTO, Oct. 6, 2014 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") today announced that it will release the Company's third quarter financial results for the period ended September 30, 2014 after market close on Thursday, November 6, 2014.  The financial statements will be available on the Company's website at www.auricogold.com or www.sedar.com.

Webcast and Conference Call
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A webcast and conference call will be held on Friday, November 7, 2014 starting at 8:30 a.m. Eastern Time. Senior Management will be on the call to discuss the results.

Conference Call Access:

• International & Toronto:  1-647-427-7450

• Canada & U.S. Toll Free:  1-888-231-8191

Please ask to be placed into the AuRico Gold 2014 Third Quarter Results Conference Call

Conference Call Live Webcast

The conference call will be broadcast live on the internet via webcast. To access the webcast, please follow this link: http://www.newswire.ca/en/webcast/detail/1421804/1579264.

Archive Call Access

If you are unable to attend the conference call, a replay will be available until midnight, November 14, 2014 by dialing the appropriate number below:

• International & Toronto:   1-416-849-0833   Passcode: #15205991

• Canada & U.S. Toll Free:  1-855-859-2056  Passcode: #15205991

Archive Webcast

The webcast will be archived for 90 days. To access the archived webcast, visit the Company's website at

www.auricogold.com or follow this link: http://www.newswire.ca/en/webcast/detail/1421804/1579264.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential.  The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes advanced development opportunities in Mexico and Canada. AuRico's head office is located in Toronto, Ontario, Canada.

SOURCE AuRico Gold Inc.

%CIK: 0001078217

For further information:

Please visit the AuRico Gold website at www.auricogold.com or contact:

Anne Day
Vice President, Investor Relations and Communications
AuRico Gold Inc.
1-647-260-8880

CO: AuRico Gold Inc.

CNW 15:42e 06-OCT-14